

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 28, 2007

Ms. Cheryl Messier
Chief Financial Officer
Radius Gold Inc.
355 Burrard Street, Suite 830
Vancouver, British Columbia, Canada V6C 2G8

> **Re:** **Radius Gold Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 1-32556**

Dear Ms. Messier:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Consolidated Balance Sheets

Marketable Securities

1.   We note the amount of marketable securities reported. Expand the description of
        the marketable securities to include reference to particular classes of instruments
        to enhance the understanding of the significance of financial instruments to your
        financial position, performance and cash flows, and to assist in assessing the
        amounts, timing and certainty of future cash flows associated with those
        instruments.

Consolidated Statements of Cash Flows

2.   Tell us why "net cash acquired on amalgamation" is reported as an investment
        activity, or reclassify such amounts as a financing activity in future filings.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies

c) – Marketable Securities

3.   You disclose here, and in footnote 14 a), that marketable securities are carried at
        the lower of cost or market. You later disclose, in footnote 2 f) - financial
        instruments, that marketable securities are carried at fair value. Please revise your
        footnote to consistently disclose which policy you follow.

4.   Tell us why the lower of cost or market policy you follow for marketable
        securities, if true, is appropriate.

Disclosure Controls and Procedures

5.   Revise the conclusions as to the effectiveness of disclosure controls and
        procedures to address the effectiveness of these items as of the end of the period
        covered by the report, as required by Item 15(a) of the instructions to Form 20-F.

Changes in Internal Controls Over Financial Reporting

6.   Revise this disclosure to address <u>any</u> changes in internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Refer to Item 15(d) of the instructions to Form 20-F.

Exhibits 31.5 and 31.6

7.   We note the following regarding the certifications required by Exchange Act Rule 13a-14(a) which are not in conformity with the required wording stated in the instructions as to exhibits of Form 20-F:

- The title should refer only to "certifications",
- The identity of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title, and
- Paragraph 4 should either refer to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) in the opening line, or eliminate subparagraph 4 (b) as appropriate.

In future filings, please make these corrections to your certifications.

Interim Financial Statements

8.   Please promptly furnish on Form 6-K any interim financial statements and other information required by General Instruction B of Form 6-K. We note you have made public the interim financial statements for the period ended June 30, 2007 on SEDAR.

Engineering Comments

General

9.   We note that your EDGAR filing does not include page numbers. Please ensure that you paginate all future filings.

10.   Please correct the commission file number on your Form 20 – F.

11.   We note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20 – F, File No. 001-32556. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

12.   Disclose the following information for each of your properties:

- The nature of the company's ownership or interest in the property.

- A description of all interests in the properties, including the terms of all underlying agreements.

- Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

13.   On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Tambor Project

14.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Geology Mineral Deposits and Resources

15.   The cutoff grade is a critical component used to evaluate the potential of your mineral properties. Disclose the commodity prices, mining/processing costs, and the recovery parameters used to determine the cutoff grade estimate for your resource estimates. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Ecuador

16.   In the third paragraph of this section you refer to values of trace to 2.7 g/t Au that have been recovered. As a general checklist, when reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and

provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 or Sandra Eisen at (202) 551-
3864 if you have questions regarding comments on the financial statements and related
matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with
questions about engineering comments. Please contact me at (202) 551-3489 with any
other questions.

Sincerely,

Brad Skinner
Senior Assistant
Chief Accountant